Exhibit 99.4

BY E-MAIL

November 17, 2016

Independent Directors
TerraForm Power, Inc. and TerraForm Global, Inc.
7550 Wisconsin Avenue
9th Floor
Bethesda, Maryland 20814

Gentlemen:

As you are aware, we are TERP’s largest independent shareholder, holding, with our partner Appaloosa, an interest in 34% of the Class A shares. We read with particular interest your filing in which you disclosed that you are, once again, asking TERP and GLBL bondholders to waive the financial statement reporting requirements. Our fear is that there are only two outcomes arising out of this consent solicitation, both of which are not positive for shareholders of either TerraForm company. The first is that the TerraForm companies will, as they have in the past, likely be required to incur additional costs and agree to further covenant restrictions as the “price” for the consent, and these costs and restrictions could limit the companies’ abilities, on a going forward basis, to raise capital, access the markets and grow dividends. The second is that the bondholders will not agree to the requested waivers, and therefore, the TerraForm companies face the potential for a default of the bonds which could necessitate bankruptcy protection. At this time, we are proposing a parallel path:

We understand that if the TerraForm companies enter into a binding change of control agreement by December 6th, no bondholder waiver is required. We are therefore prepared to commit significant internal and external resources, on a non-exclusive basis, to complete operational and financial due diligence to seek to be in a position to enter into binding agreements by December 6th such that no waiver is required. As described to you in our meeting of November 8th, we are prepared to make an all-cash offer for 100% of the shares of TERP or, alternatively, an all-cash offer for a minimum 50% and maximum 60% stake in TERP in connection with a long-term Brookfield sponsorship transaction, which would include a substantial ROFO pipeline and additional capital provided by Brookfield to support future growth. We are offering the alternative Brookfield sponsorship transaction because we understand that there a number of TERP stakeholders who would prefer this option. Subject to due diligence, we anticipate that our offer price would be at a value of $13 per TERP Class A or Class B share, which represents a 49% premium to the TERP Class A closing price on June 28, 2016, the day prior to Brookfield’s original 13D filing which disclosed its ownership interest in TERP. We would also be prepared, if desired by you, to make an offer with respect to GLBL. Our binding agreements would include customary provisions which would permit the TerraForm companies to pursue superior proposals to allow the Boards to exercise their fiduciary duties. We would expect our diligence to include access to all relevant documentation regarding material agreements, litigation and disputes, liabilities or contingencies, independent engineering reports, and regulatory and compliance matters.

In addition, we are prepared to act as interim sponsor of the TerraForm companies for a period of up to six months, solely on a cost recovery basis and we assume that, in the event that our proposal above is accepted, we would serve in this role. We are prepared to commence immediately. As you know, Brookfield Asset Management has over $240 billion in assets under management. One of our core operational capabilities is in renewable power where we own, operate and develop over 17,000 megawatts of renewables, representing $30 billion in assets, across eight countries around the world. Our renewables business has over 2,000 operating employees that specialize in asset level operations and maintenance, power sales and development, in addition to over 150 investment and financial professionals supporting the ongoing business, giving us the unique ability to provide TERP and GLBL the management, operating and maintenance, and other services that SunEdison currently provides.

We firmly believe that these proposals represent unique and extremely attractive opportunities for the TERP and GLBL shareholders, as well as to the creditors of SunEdison. We further believe that it is imperative that the Boards of TERP and GLBL act quickly to avoid the further diminution of value of the TerraForm companies. We have made these proposals in the spirit of providing you with the immediate ability to restore stability and confidence in their businesses, with no downside risk.

In order to be able to effect either or both of these proposals, which as you know, are extremely time sensitive in nature, it will be necessary for you to formally engage with us, in good faith and on a non-exclusive basis, prior to the close of business on Monday, November 21st, with the mutual objective of attempting to reach a binding agreement in advance of the December 6th deadline, or, in the case of the interim sponsorship, make arrangements for an effective transition.

The proposals contained herein are expressions of our interest and are not, and are not intended to be, binding or give rise to any obligation to enter into definitive agreements to effect the proposals.

We very much look forward to working with you to create long-term value for the TerraForm companies.

Yours truly,

/s/ Sachin Shah

Sachin Shah
Senior Managing Partner
Brookfield Asset Management Inc.

Copies to:

    Counsel for Terraform Power
    and Global
    Sullivan & Cromwell LLP
    Attention: Joseph Frumkin
    125 Broad Street
    New York, New York 10004

    Appaloosa LP
    Attention: Ken Maiman

    51 John F. Kennedy Parkway, 2nd Floor
    Short Hills, New Jersey 07078